Head Office - Secretari
63 Yehuda Halevi St., Bank Hap
Tel: 972-3-5673800; Fax: 972-3

07028624

Date: 09 December 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RECEIVED
2007 DEC 14 A 8:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

12/17

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Private Offer*	*05/11/07*	*1*
2.	*Immediate Report*	*18/11/07*	*2*
3.	*Change in Corporation Securities*	*22/11/07*	*3*
4.	*Holding(s) in Company*	*09/12/07*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
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17.			
18.			
19.			
20.			

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 1

Transmission date: 05/11/2007
Reference: 2007-01-433399

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report on a Private Offer

Regulations 3(a)(1), 20, 21, 17(c) of the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760-2000

Explanation: If it concerns a Private Offer, which is also a transaction with a controlling party, form T – 133 only should be completed.

Explanation: This form also serves for filing an amending report or an amendment to a report.

1. Submitted herewith is an Immediate Report on a Private Offer. *isa.pdf 051107*

Explanation: If on the agenda of the meeting there are additional matters other than approval of the Private Offer, all of the details required by law should be included in the attached file.

2. Nature of the Offer *Material*

3. Date of Approval of the Transaction by the Board of Directors *29/10/2007*

4. Reference Number of the Preliminary Report ________________

   Date Filed ________________

   Main changes made in this Report in comparison to the last version of the Preliminary Report.

   ____

Explanation: It should be noted whether a preliminary report was filed

5. Reference number of the Report of the Offer first filed ______________, Date on which the Report was first filed ________________
   Reference numbers of previous drafts filed ____________, ____________, ____________.

Explanation: It should be noted whether it concerns an amended report

6. The Allotted Securities

No.	Type of Security	Number of Allotted Security on the Exchange (if listed)	Quantity Allotted	Percentage of Voting Rights Conferred by Allotted Securities	Percentage of Capital Conferred by Allotted Securites
1	*Other Subordinated Capital Notes (Series C)*	________	*900,000,000*	*14*	*14*

Explanation: The percentage should be calculated according to the rights in the Company prior to the Offer; if convertible securities are allotted, the percentage, which they would constitute had they been converted or realized should be noted.

7. Financial Statements *were not attached* to the Report pursuant to Regulation 9(2);
Auditors' name ____________________

The review report / opinion of auditors on the attached Financial Statements, is identical to the originally signed copy given to the Company.

If Financial Statements were not attached the reason should be stated
The corporation is a public company ______________________

8. Professional Opinions *were not attached* to the Report:

No.	Name of Person Giving the Opinion and the Company Employing Him	Effective Date of the Opinion
1		

Explanation: Opinions or review reports of auditors should not be noted here.

9. Is a general meeting required *No* If so, the time fixed for the meeting ____________
at____________ o'clock
At the address ________________________
Determination Date __________________

Number of Security on the Exchange, which entitles the holder thereof to attend the meeting: ______________, ______________

10. Details of the representative of the Company for dealing with the report on the transaction, including his office address and telephone and facsimile numbers
Advocates Erez Altit and Gil Barak of the office of Goldfarb, Levy, Eran, Meir & Co., of 2 Weizmann Street, Tel-Aviv, Telephone: 03-6089898; Fax: 03-6089813

11. If it concerns an exceptional Private Offer, the following should be noted:

☐ Handling fee as yet unpaid

☐ Handling fee as it was at the time the exceptional Private Offer was published: NIS 3,000. Additional fee: the value of the offered securities __ * 0.03% = _______. Sum total of the fee: __________.
The fee was paid on _____________ by means of counterfoil no.________.
Explanation: The value of the securities should be calculated as prescribed in the Regulations.

12. Attached ☐ Form of poll card ☐ Position notice

____

Explanation: If a poll card and/or a position notice is attached it needs to be ascertained that they are drawn up according to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005.

Website address where votes may be cast: _______________
Explanation: This field should be completed if the Company enables voting through the internet under Regulation 5(c) of the Companies (Voting in Writing and Position Notices) Regulations. 5766-2005.

The E-mail address to which a member of the Stock Exchange may send the material which he is obliged to provide to the Company under regulation 4(c)(1) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005:

____

13. The Company has applied to the Stock Exchange on *05/11/2007* in order to obtain approval for listing for trade of the shares offered or arising from the securities offered hereunder:

Note to Paragraph 6.1 – in certain circumstances, as specified in Paragraphs 2.7 and 2.9 of the attached Report, the Capital Notes (principal and/or interest) will be converted into ordinary shares of NIS 1 nominal value of the Company, in accordance with the terms and conditions fixed in advance and without any discretion on the part of the holders thereof.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: November 5, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report
Pursuant to the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760 – 2000

Further to the immediate reports of Bank Hapoalim B.M. (**"the Bank"** or **"the Company"**) of 23rd September, 2007 and 30th October, 2007, the Bank is hereby pleased to submit an immediate report (**"the Report"**) pursuant to the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760-2000 (**"the Regulations"**), with regard to a material private offer (within the meaning thereof in the Regulations (**"the Private Issue"**) to the offerees specified in Paragraph 1.3 below, as follows:

On 29th October, 2007, the Board of Directors of the Company resolved to issue NIS 500,000,000 up to 1,000,000,000 nominal value subordinated capital notes (Series C) (**"the Capital Notes"** or **"the Subordinated Capital Notes (Series C)"**) convertible into ordinary shares of the Company, in certain cases, as set forth herein. The Bank may issue additional capital notes in this series up to a total amount of NIS 2,000,000,000 (**"the Additional Capital Notes"**). According to the tenders called for on 29th October, 2007, it was determined that the extent of the first Private Issue in this series will be NIS 900,000,000.

The Company will see to it that the Capital Notes are listed within the framework of the computerized trading system for classified investors on the Tel-Aviv Stock Exchange Ltd. (**"the Stock Exchange"**) and/or the clearing system of Nun Shin Resh (a Hebrew abbreviation for Securities Unlisted for Trading), at the exclusive discretion of the Company.

The payment date of the funds by the offerees was fixed for 1st November, 2007. The allotment date of the offered securities will follow shortly after approval of the Stock Exchange has been received as provided in Paragraph 9.3 of the Report (**"the Private Issue Date"**).

The Capital Notes have been rated by Maalot the Israeli Securities Rating Company Ltd. with an initial rating of (AA-).

The Private Issue referred to in this Report is subject to the approval of the Stock Exchange as provided in Paragraph 9.3 of this Report.

1. **The Offerees**

1.1 The offered securities will be allotted to the offerees specified in Paragraph 1.3 below, most of whom are investors belonging to the category of investors listed in the First Schedule of the Securities Law, 5728-1968 (**"the Securities Law"**).

1.2 In accordance with the declaration which the Company received from the offerees, correct as at the date of this Report, no offeree from among the offerees is an interested party in the Company within the meaning of the term in Section 270(5) of the Companies Law, 5759-1999 (**"the Companies Law"**) and will not become an interested party following the execution of the allotment (assuming the conversion of the Capital Notes into shares of the Company). Furthermore, to the best of the Company's knowledge, none of the offerees is a subsidiary company or a related company of a controlling party of the Company.

1.3 Following is a list of the offerees, the quantity of the offered securities to be allotted to each one of them and the price payable by it:

Name of the Offeree	Quantity of Subordinated Capital Notes (Series C) in NIS n.v. Being Offered	The Immediate Price for the Allotment (NIS)
I.B.I. Superannuation for Maslulit Provident Fund	3,930,000	3,930,000
Benefits of the Tel-Aviv-Jaffa Municipality Employees Cooperative Society Ltd.	3,000,000	3,000,000
Eliyahu Insurance Company Ltd.	9,000,000	9,000,000
Gilad Pensions for Religious Workers Ltd.	2,500,000	2,500,000
Agricultural Insurance Central Cooperative Society Ltd.	3,200,000	3,200,000
Employers' Mutual Fund	20,000,000	20,000,000
The Dragon Variation Fund S.M.	100,000,000	100,000,000
Kahal Further Study Funds Management (1996) Ltd.	50,000,000	50,000,000
The Phoenix Investments and Finances Ltd.	72,400,000	72,400,000
Eliyahu Insurance Company Ltd.	7,800,000	7,800,000
Agricultural Insurance	800,000	800,000
Excellence Nessuah Superannuation Ltd.	18,500,000	18,500,000
Excellence Debentures	150,000	150,000
Excellence Shares Up To 15%	600,000	600,000
Excellence Shares Up To 30%	500,000	500,000
Excellence Shares Up To 50%	120,000	120,000
Excellence Formerly Mizrahi Funds Ltd.	18,080,000	18,080,000

Further Study Fund for Practical Engineers and Technicians	1,500,000	1,500,000
Stock Exchange Services and Investments in Israel I.B.I. Ltd.	10,000,000	10,000,000
I.B.I. Investment House Ltd.	10,000,000	10,000,000
Altshuler Shacham Provident Funds Ltd.	77,320,000	77,320,000
Yoav Kaplan *	6,000,000	6,000,000
S.D.Sh.Tz. Investments Ltd *	3,600,000	3,600,000
Israel Airports Authority	80,000,000	80,000,000
Egged Members' Pension Fund Ltd. - Pension	2,000,000	2,000,000
Egged Members' Pension Fund Ltd. - Premium	500,000	500,000
Handassa Employees' Pension Fund Ltd.	2,000,000	2,000,000
Mivtahim Employees' Social Insurance Institution Ltd.	130,000,000	130,000,000
Keren Makefet Pension and Benefits Center C.S.Ltd.	40,000,000	40,000,000
Central Pension Fund of Histadruth Employees Ltd.	25,000,000	25,000,000
Superannuation Fund of the Employees of Israel Aircraft Industries Ltd.	5,000,000	5,000,000
Migdal Insurance Company Ltd. – Nostro (New Era)	20,000,000	20,000,000
Menorah Mivtahim Superannuation Ltd.	8,000,000	8,000,000
Menorah Mivtahim Insurance Ltd.	15,000,000	15,000,000
Menorah Mivtahim Insurance Ltd. – Participating in Profits	40,000,000	40,000,000
Menorah Mivtahim Pension Ltd.	100,000,000	100,000,000
Menorah Mivtahim Superannuation Ltd.	7,000,000	7,000,000
Gaon Superannuation Ltd.	4,000,000	4,000,000
Superannuation Fund of the Employees of the Hebrew University Jerusalem Ltd.	2,000,000	2,000,000
Total	**900,000,000**	**900,000,000**

* An investor who is not a classified investor.

2. **The Terms and Conditions of the Offered Securities, the Quantity Thereof and the Percentage They will Constitute of the Voting Rights and the Capital of the Company**

   There follow the main terms and conditions of the offered securities:

   2.1 The principal and interest of the Capital Notes are linked to the Consumer Price Index. In accordance with the approval of the Supervisor of Banks at the Bank of Israel (**"the Supervisor of Banks"**) (which was granted on 29th October, 2007), the Capital Notes will constitute Tier I hybrid capital of the Bank. In certain circumstances, as detailed in Paragraphs 2.7 and 2.9 of the Report, the Capital Notes (principal and/or interest) will be convertible into ordinary shares of NIS 1 nominal

value of the Company in accordance with the terms fixed in advance and without any discretion on the part of the holders thereof.

2.2 Definitions

2.2.1 **"the Trustee"** – Bank Leumi LeIsrael Trust Company Ltd., or any trustee replacing same in accordance with the terms of the Trust Deed signed between the Company and the Trustee on 1st November, 2007 (**"the Trust Deed"**) and the provisions of the law .

2.2.2 **"the Consumer Price Index"** or **"the Index"** – the price index known as "the consumer price index" which includes fruit and vegetables and which is published by the Central Bureau for Statistics and Economic Research, and includes that index even if published by another official body or institution, and also includes any other official index which may replace it, irrespective of whether or not it is based on the same data as the existing index. If another index published by such body or institution shall replace it and such body or institution does not determine the relationship between it and the replaced index, such relationship shall be determined by the Central Bureau for Statistics, and should such relationship not be so determined, then it shall be determined by the Trustee, as defined in Paragraph 2.2.1 hereof, who shall determine in consultation with experts in economic affairs selected by it, with the consent of the Bank, the relationship between the other index and the replaced index.

2.2.3 **"the Base Index"** – the Index for the month of September 2007 which was published on 15th October, 2007.

2.2.4 **"the Payment Index"** – the Index known on the date of payment, but, if the Index known on the date of payment is lower than the Base Index, the Payment Index will be the Base Index.

2.2.5 **"the Stepped Interest Determination Date"** – the date on which the Trustee gives notice of the new Stepped Interest Rate, as detailed in Paragraph 2.5 of the Report.

2.2.6 **"Financial Statements"** or **"Financial Report"** – including (interim) financial statements which also include, for the purpose of this definition, any review or report which accompanies the Financial Statements in accordance with the public reporting directives prescribed by the Bank of Israel.[1]

[1] In the course of the next few years the Bank is likely to begin reporting according to IFRS. At this stage, the timing of the transition and the extent thereof are unclear. As and when the transition to reporting according to IFRS takes place, if at all, the Bank will examine the changes and adjustments which will be required, to the extent required. If as a result of such a transition, the Bank arrives at a conclusion that in its opinion changes and adjustments are required in the terms and conditions of the Subordinated Capital Notes (Series C), the terms and conditions of the Capital Notes will be changed subject to the approval of the Supervisor of Banks, as shall be required, and the approval of the holders of the Capital Notes and the provisions of any law.

2.2.7 **"Surplus Available for Distribution"** – the amount of the surplus as it appears in the annual balance sheet of the Bank, after adding the profit or deducting the loss, as the case may be, which has accumulated after the date of such balance sheet, as revealed in the latest (interim) financial statements published after such annual balance sheet and after deducting any amount of dividend declared after publication of the annual balance sheet and any amount on account of the bonus shares which it was resolved to distribute after the date of publication of the annual balance sheet, and after deducting profits which according to any directive issued by the Supervisor of Banks or any other competent authority to the Bank and/or to the controlling parties thereof, or which may be given in the future, are not to be distributed as dividend.[2]

2.2.8 **"the Initial Rate of Interest"** – interest at the rate of 5·75% which will be the rate of interest which the Capital Notes will bear commencing from their date of issue and until 1st November, 2022 (**"the First Interest Period"** and **"the End of the First Interest Period"**, respectively).

2.2.9 **"the Stepped Interest Rate"** - the rate of interest which the Trustee determines for the Subordinated Capital Notes (Series C) for each one of the periods of five years, the first of which shall commence on 1st November, 2022. The determination by the Trustee of the Stepped Interest Rate will apply over a period of five years, namely until 1st November of the fifth year after the Stepped Interest Determination Date as aforesaid (namely, the years 2027, 2032, and so on). The Stepped Interest Rate to be determined by the Trustee for each period of five years as provided above, will be the yield rate equal to the simple arithmetic mean of the yields of all the Government bonds linked to the Consumer Price Index, which are traded at such time on the Stock Exchange, having an average life in excess of 4·5 years and less than 5·5 years, with an addition of 3·26% above the aforesaid yield rate.

For the purpose of determining the Stepped Interest Rate, the Trustee will rely on publications of the Stock Exchange, and if the Stock Exchange shall cease to publish data on the yield of Government bonds having an average life of five years, such that the Trustee would not be able to rely on publications of the Stock Exchange in this matter, the Stepped Interest Rate will be a theoretical rate of interest calculated according to a calculation formula to be determined by the Trustee based upon an opinion of experts in economics appointed by it for such purpose, with the consent of the Bank and the Bank will bear the cost of engaging them.

2.3 <u>The Terms of Linkage of the Principal and Interest</u>

The principal of the Subordinated Capital Notes (Series C) and the interest accrued thereon, as set forth below, will be linked to the Consumer Price Index. If it transpires on any date for effecting payment on account of principal or interest that the Payment Index has risen in comparison to the Base Index, the Company will

[2] The transition to reporting according to IFRS is likely to affect the Surplus Available for Distribution.

make that payment of principal or interest, after increasing same in the same proportion to the rate by which the Payment Index has risen in comparison to the Base Index.

2.4 <u>Payments of Principal and Interest of the Subordinated Capital Notes (Series C)</u>

2.4.1 <u>Principal of the Subordinated Capital Notes (Series C)</u>

The outstanding balance of principal of the Subordinated Capital Notes (Series C) will be paid in one lump sum, on 1st November, 2106, unless prior thereto the Bank exercised its right to redeem the Subordinated Capital Notes (Series C) by way of early redemption, as set forth in paragraph 2.8 hereof.

The principal of the Subordinated Capital Notes (Series C) will be linked to the Consumer Price Index such that if it transpires on the maturity date of any payment on account of principal that "the Payment Index" for such date has risen in comparison to "the Base Index", the Bank will make that payment of principal, after increasing same by the rate by which "the Payment Index" referred to above has risen in comparison to "the Base Index".

If on the date fixed for payment of the principal there shall prevail "special circumstances", as this term is defined in Paragraph 2.6.3 hereof, then the principal will continue to be linked to the Index and bear interest, and the discharge thereof, as well as the discharge of the linkage increments accrued in respect thereof, will be deferred to the first date on which it becomes known to the Bank that the special circumstances have ceased to exist as set forth in Paragraph 2.6.5 hereof.

2.4.2 <u>Payments of Interest</u>

The interest on the Subordinated Capital Notes (Series C) will be linked to the Index, will be paid four times a year, on the dates 1st February, 1st May, 1st August and 1st November of each year, for the period commencing on the previous interest payment date and ending on the day before such date. The amount of interest payable to the holders will be the restated balance of the principal on the last day of the period for which the interest is payable (namely, the unpaid balance of the principal coupled with increments linked to the Index accrued thereon up to such time), multiplied by a rate of interest which is one quarter of the annual rate of interest borne by the Capital Notes at such time. The first payment of the interest will be made on 1st February, 2008, and will include the interest for the period commencing on the day there is collected from the offerees the proceeds on account of the Subordinated Capital Notes (Series C) and ending on 31st January, 2008 (this part of the first payment of interest will be calculated according to the number of days in the aforesaid period divided by 365, multiplied by the Initial Rate of Interest borne by the revalued Capital Notes according the known Index on the date of payment).

The payments of interest will be made to persons whose names are recorded in the register of Subordinated Capital Notes (Series C) of the Bank as holders of the Subordinated Capital Notes (Series C) on 20th January, 19th April, 20th July and 19th October of each year, as the case may be, with reference to the right to receive the interest payable on the first day of the following month, as the case may, except for the last payment of principal and interest which will be made against delivery of the certificate of the Subordinated Capital Notes (Series C) to the Bank, at its registered office and at any other place notified by the Bank, not later than 5 business days prior to the date of payment.

If the specified maturity date for any payment of principal or interest falls due on a day which is not a banking business day, the date will be deferred to the next following banking business day without any additional interest.

The entitlement of holders of the Subordinated Capital Notes (Series C) to certain payments of interest is liable to lapse and be written off as provided in Paragraph 2.6 hereof, if on the date fixed for their discharge "special circumstances, as this term is defined in Paragraph 2.6.3 hereof, shall prevail.

Subject to the possibility of early redemption of the Subordinated Capital Notes (Series C) at the discretion of the Bank and without granting to the holders thereof any right of option, as provided in Paragraph 2.8 hereof, and subject to the possibility of effecting an obligatory conversion of the Subordinated Capital Notes (Series C) into ordinary shares of the of the Bank as provided in Paragraph 2.9 hereof, the last payment of the interest will be made on 1st November 2106, together with payment of the balance of principal of the Subordinated Capital Notes (Series C).

2.5 Fixing the Stepped Interest Rate

The Stepped Interest Rate will first be fixed by the Trustee on 1st November, 2022 and thereafter the Trustee will fix a new Stepped Interest Rate once every five years, on the 1st of November of each of the years in which a new Stepped Interest Rate is supposed to be fixed (namely, the years 2027, 2032, 2037 and so on. Immediately the new Stepped Interest Rate is fixed, and not later than the 5th of November of such year, the Trustee will notify the Bank thereof. On the first trading day after receiving notice from the Trustee, the Bank will publish an immediate report regarding the Stepped Interest Rate which has been fixed, and the dates for the commencement and conclusion of the period for which the Subordinated Capital Notes (Series C) will bear interest at such rate, as stated in the notice from the Trustee.

2.6 Writing Off Interest Payments in Certain Cases

2.6.1 Notwithstanding the provisions of Paragraph 2.4.2 above, payments of interest will not be made which on the date fixed for the discharge thereof

"special circumstances" as this term is defined in Paragraph 2.6.3 hereof, prevail, and the entitlement of the holders of the Capital Notes to such payments of interest (and to such only) will lapse. It is clarified and stressed, that the lapse of the entitlement of the holders of the Capital Notes to payments of interest as provided in this Paragraph 2.6 forms an integral part of the terms and conditions of the Subordinated Capital Notes (Series C), and accordingly, it will not constitute a breach of any of the terms and conditions of the Subordinated Capital Notes (Series C) and/or the Trust Deed, and in any case will not give rise to any cause of action or claim against the Bank on the part of the Trustee and/or on the part of the holders of the Subordinated Capital Notes (Series C), and no prior consent whatsoever will be required as aforesaid from the Trustee and/or the holders for the lapse of the holders' entitlement to such payments of interest as provided in this Paragraph 2.6.

2.6.2 If at the time fixed for discharging any of the interest payments, it transpires that there is a change in the financial soundness of the Bank, such that any of the special circumstances, as this term is defined in Paragraph 2.6.3 hereof, prevail at such time, then the entitlement of the holders of the Capital Notes to such payment of interest will lapse. Unpaid interest on account of the existence of the special circumstances, as aforesaid, will not accrue and upon the passing of the date fixed for the discharge thereof will be written off, the Bank will not be liable therefor and the holders of the Capital Notes will not be entitled to the payment thereof, even if thereafter the special circumstances cease to exist. Notwithstanding the foregoing, in lieu of the interest payments so written off the Bank will allot ordinary shares to the holders of the Capital Notes as specified in and subject to the provisions of Paragraph 2.7 hereof, except that the allotment of the shares in lieu of interest will be effected only instead of interest unpaid in the same calendar year.

2.6.3 The special circumstances shall be each one of the events set forth below **("special circumstances")**:

(a) The Board of Directors of the Bank has determined that the Bank is unable to pay, when due, its obligations which rank above the Subordinated Capital Notes (Series C) or are of equal rank thereto or the external auditor of the Bank, in an opinion or in a review report attached to the Financial Report or to the (interim) Financial Report of the Bank, as the case may be, has drawn attention to notes in the Financial Statements regarding the inability to pay as aforesaid.

(b) The Board of Directors of the Bank has determined that there are reasonable fears that effecting payment of the interest will lead to a situation whereby the Bank would be unable to discharge its existing and/or foreseen obligations, or the external auditor of the Bank, in his opinion or review report attached the Financial Report or the (interim) Financial Report of the Bank, as the case may be, has drawn attention

to notes in the Financial Statements regarding the existence of such reasonable fears.

(c) Over the period of six consecutive quarters, the Financial Report for the last of such quarters was published prior to the date fixed the payment of the interest, the Bank did not report any accumulated net profit (namely – if the simple sum of the quarterly amounts of net profit or loss as stated in the Financial Statements of the Bank, for six consecutive quarters, is negative).

(d) According to the most recent Financial Statements of the Bank published prior to the date of payment of the interest, the Bank has no Surplus Available for Distribution.

2.6.4 The Board of Directors of the Bank will examine the question of the existence of special circumstances at least once every quarter, at the time the Financial Statements are approved. The Bank will notify the Trustee of the existence of special circumstances immediately after it becomes known to the Bank, and will deliver an immediate report thereon. Commencing from the date on which the special circumstances come into existence as aforesaid, there will be written off the payments of interest the date fixed for the payment of which falls due after the date on which there first came into existence the special circumstances with respect to which notification was given, and the right of the holders to receive same will lapse. If the lapse and write off was due to the resolution adopted by the Board of Directors of the Bank, there will be attached to the notice given by the Bank to the Trustee a confirmation signed by the Secretary of the Bank attesting to the adoption of the resolution, and such confirmation will be sufficient evidence for the Trustee that the resolution was duly adopted.

2.6.5 The Board of Directors of the Bank will examine once every quarter whether the special circumstances notified by it continue to exist, at the time the Financial Statements are approved. Immediately after it becomes known to the Bank that the special circumstances have ceased to exist, and subject to no other special circumstances coming into existence in the meantime, the Bank will notify the Trustee accordingly, and will deliver thereon an immediate report in accordance with the Securities Regulations. Commencing from the date on which it became known to the Bank that the special circumstances have ceased to exist as aforesaid, the current payment will be resumed of the interest payments the date fixed for the discharge of which falls due after the date on which notice was given that the special circumstances ceased to exist.

2.6.6 Payments of interest the date of discharge of which fell due on a date preceding the date on which notice was given by the Bank that the special circumstances ceased to exist, and which were not discharged due to the existence of special circumstances on the date fixed for their discharge as aforesaid (**"Interest Payments which Were Written Off"**) will no longer

be paid and in lieu thereof the Bank will allot to holders who were entitled to such interest payments but for the existence of the special circumstances, ordinary shares, all as set forth in and subject to Paragraph 2.7 hereof.

2.7 Allotment of Shares In Lieu of Interest Payments Which Were Written Off

2.7.1 In lieu of Interest Payments Which Were Written Off in accordance with the provisions of Paragraph 2.6 hereof, and subject to the provisions of this Paragraph, the Bank will allot to whoever were entitled to the payments which were written off as aforesaid, if not for the existence of the special circumstances (**"the Holders Entitled to Shares"**), ordinary shares of the Bank, on a date to be determined by the Bank (**"the Determination Date for the Allotment of Shares in Lieu of Payment of Interest Which Was Written Off"**), provided that the allotment of the shares in lieu of interest takes place in lieu of interest unpaid only in the same calendar year.

2.7.2 The number of shares to which each one of the Holders Entitled to Shares will be entitled will be the result of dividing the sum on account of the Interest Payments Which Were Written Off (in addition to linkage increments) by the price of the share of the Bank on the Stock Exchange at the end of the last trading day prior to the determination date for discharging such payment of interest multiplied by 0.95 ('**Shares On Account of Interest**"), namely – the amount of interest written off linked to the Index / (the price of the share on the Stock Exchange x 0.95) = the resulting number of shares.

2.7.3 On the Determination Date for the Allotment of Shares in Lieu of Payment of Interest, Which Was Written Off, the Trustee will determine the number of shares for the Bank to allot as aforesaid to the Holders Entitled to Shares, in accordance with the calculation set forth herein above and will notify the Bank accordingly. The Bank will deliver an immediate report thereon.

2.7.4 At the end of 21 days after the Bank gives notification of the quantity of shares to be allotted as aforesaid, the Bank will allot the shares to the Holders Entitled to Shares, each one according to his relative share in the amount of the interest written off. Fractions of shares will not be allotted and the Bank will consolidate fractions of shares into whole shares, will sell them on the Stock Exchange and distribute the proceeds to those entitled thereto.

2.7.5 The Bank will see to it that so long as the Capital Notes have not been repaid or redeemed, up to 50,000,000 shares3 will be included in its registered capital which will be available for the allotment of the shares due -if due- to the Holders Entitled to Shares pursuant hereto ("**the Store**" and "**the Maximum Number of Shares**"). This quantity of shares will be adjusted in case bonus shares are distributed or shares are split or consolidated.

[3] The aforesaid quantity of shares is adjusted to raising capital notes up to NIS 1,000,000,000 nominal value. If more capital notes are issued in this Series over and above the aforesaid amount, the number of shares will be correspondingly increased in relative proportion to the increase in the extent of the issue.

Moreover, in case of a rights issue – the Maximum Number of Shares will be adjusted in order to reflect the constituent of the benefit of rights. It is clarified that such adjustment will be made only with respect to the number of shares in the Store. It is further clarified that no adjustment will be made on account of the distribution of dividend. Where bonus shares are distributed by the Bank, such adjustment will be made in such a way that preserves the rights of the holders of the Capital Notes by increasing the number of shares derived from conversion to which the holders of the Capital Notes would be entitled upon conversion thereof, by adding a number of shares which the holders would have been entitled to by way of bonus, had the Capital Notes been converted on the date fixed for the distribution of bonus shares. If the Bank offers securities by way of rights to the holders of its shares, then the aforesaid adjustment will be made in such way that the number of shares derived from conversion will be adjusted to the constituent of the benefit of rights, as is expressed by the ratio of the price of the share on the Stock Exchange on the determination date to the base rate ex – rights.

2.7.6 When shares are allotted to the Holders Entitled to Shares in lieu of Interest Payments Which Were Written Off, the number of shares so allotted will be reduced from the Store and subtracted from the Maximum Number of Shares. When no more shares are left in the Store the Bank will cease to allot to the Holders Entitled to Shares, shares in lieu of Interest Payments Which Were Written Off. Commencing from such date the holders of the Capital Notes will no longer be entitled to any shares in lieu of Interest Payments Which Were Written Off and they will not be entitled to any other compensation for the interest not paid to them due to the existence of the special circumstances.

2.8 Early Redemption

2.8.1 Subject to the restrictions specified below, the Bank may decide, at its discretion and without conferring any right of option in that regard on the holders of the Subordinated Capital Notes (Series C), upon the early redemption of the principal of the Subordinated Capital Notes (Series C), in whole or in part, as the case may be, and of the linkage increments and the interest accrued until early redemption is actually effected of such part of the principal of the Subordinated Capital Notes (Series C) with respect to which the Bank has resolved to effect early redemption (**"Early Redemption of the Capital Notes"**), on condition that all of the following conditions are fulfilled, on a cumulative basis:

(a) At least 15 years have passed from the date of issue of the Subordinated Capital Notes (Series C) until the date on which the early redemption is actually effected;

(b) Immediately after effecting the early redemption, the Bank will have achieved the minimum ratio of capital to risk assets as required of it by the guidelines of the Supervisor of Banks.

(c) Effecting early redemption will not create a situation in which there exists any of the special circumstances as this term is defined in Paragraph 2.3 hereof, immediately after putting into effect the resolution for the early redemption, and the Board of Directors of the Bank has determined that it does not foresee, after taking the early redemption into account, that any such special circumstances would be created in the course of the following twelve months.

(d) The Supervisor of Banks has given his approval for effecting the early redemption.

2.8.2 The first date on which the Bank may, subject to the fulfillment of all the aforesaid conditions, effect Early Redemption of the Capital Notes, will be 1st November, 2022, and if it does effect Early Redemption of the Capital Notes at such time, it may again effect early redemption of the balance of the Capital Notes only at the end of the periods of five years, each one after such time, namely, the 1st of November of the years 2027, 2032, 2037, and so on (subject to the fulfillment of all of the conditions set forth in Paragraph 2.8.1 hereof at any additional time of early redemption), and the provisions of this Paragraph 2.8 will also apply, with the necessary changes, to early redemption to be effected on any of the additional dates as aforesaid.

2.8.3 The date which determines the entitlement to receive early redemption of the principal of the Subordinated Capital Notes (Series C), in accordance with the provisions of Paragraph 2.8.1 hereof, will fall on the date which determines the entitlement to payment of the interest which falls due on the date fixed for early redemption. Notice of the Bank's decision to effect Early Redemption of the Capital Notes, as well as of the date which determines the entitlement to early redemption as aforesaid and the date for effecting early redemption, will be given to the Trustee and to the holders of the Subordinated Capital Notes (Series C) at least 45 days prior to the date which determines the entitlement to receive early redemption.

2.8.4 Commencing from the date fixed for effecting early redemption, the Bank will pay to the holders of the Subordinated Capital Notes (Series C), at its registered office, and against delivery of the certificate of the Subordinated Capital Notes (Series C), an amount equal to the nominal value of the Subordinated Capital Notes (Series C) specified in the certificate, or such fraction of such nominal value which the Bank has resolved to effect early redemption thereof, coupled with interest and linkage increments accrued to the date of payment (computed according to the number of days elapsed since the previous date on which the interest was paid, including the day on which the previous payment of interest was made, divided by 365, multiplied by the rate of interest borne by the Subordinated Capital Notes (Series C) at

such time, multiplied by the unpaid balance of the linked principal of the Subordinated Capital Notes (Series C) being redeemed by way of early redemption).

2.8.5 Early redemption of part of the balance of principal of the Subordinated Capital Notes (Series C), as provided in this paragraph, shall be effected at the same rate for each one of the holders of the Subordinated Capital Notes (Series C).

2.8.6 It is stressed and clarified that the right to resolve on Early Redemption of the Capital Notes as provided above is reserved for the Bank alone, and the holders of the Subordinated Capital Notes (Series C) under no circumstances shall they have the right to call for early redemption.

2.9 Conversion of Principal of the Subordinated Capital Notes (Series C) into Ordinary Shares of the Bank in Certain Cases

2.9.1 The Bank will be obliged to convert all of the unpaid balance of the principal and the interest of the Capital Notes into ordinary shares of the Bank, in certain cases specified below, in some or all of them:

(a) If the total ratio of Tier I capital to risk assets of the Bank, as stated in the Financial Statements or the quarterly (interim) Financial Statements of the Bank, for any particular quarter falls to less than 6%, and does not rise again, within 90 days of the date of publication of the aforesaid financial statements, to the rate of at least 6% - an immediate conversion will be effected as aforesaid;

(b) If the ratio of Tier I capital to risk assets of the Bank – not including hybrid Tier I capital (**"Upper Tier I Capital"**), as stated in the Financial Statements or the quarterly (interim) Financial Statements of the Bank, for any particular quarter falls to less than 5·5%, and does not rise again, by the time the next quarterly financial statement is published, to the rate of at least 5·5% (even if the total ratio of Tier I capital at such time is more than 6%) – an immediate conversion will be effected as aforesaid;

(c) If the ratio of Upper Tier I Capital to risk assets of the Bank, as stated in the Financial Statements or the quarterly (interim) Financial Statements of the Bank, for any particular quarter falls to less than 6%, but does not fall to less than 5·5%, and does not rise again, to the rate of at least 6%, by the end of the two quarters following that particular quarter, as stated in the quarterly Financial Statements of the Bank – an immediate conversion will be effected (even if the total ratio of Tier I capital at such time is more than 6%), unless the Supervisor of Banks otherwise approves;

(d) If the ratio of Upper Tier I Capital, as stated in the Financial Statements or the quarterly (interim) Financial Statements of the Bank, for any particular quarter falls to less than 5%, an immediate conversion will be effected as aforesaid, but partially, in an amount which reinstates the ratio of Upper Tier I Capital of the Bank as published for that quarter, to 5%.

(e) According to the Financial Statements of the Bank, the balance of retained earnings of the Bank has become negative.

(f) The external auditor of the Bank, in an opinion or in a review report attached to the Financial Report or (interim) Financial Report of the Bank, draws attention to notes to the Financial Statements expressing significant doubts as to the viability of the Bank as a going concern.

"immediate conversion" – as a set forth below in this Paragraph 2.9.

2.9.2 Should any of the circumstances set forth in Paragraph 2.9.1 hereof come to pass, the Bank will immediately notify the Trustee thereof, and will publish an immediate report with respect thereto.

2.9.3 Conversion of the Capital Notes into shares will be effected, in accordance with the conversion formula specified in Paragraph 2.9.5 below, at the end of 35 trading days following the day on which notice was given by the Bank as provided in Paragraph 2.9.2 above, unless a change occurs in the condition of the Bank in the course of the aforesaid 35 day period as set forth in paragraph 2.9.4 below.

2.9.4 If by the end of the period of 35 trading days referred to in Paragraph 2.9.3 above, or earlier, a liquidator has been appointed for the Bank and such appointment is not revoked by the end of the aforesaid period of 35 trading days, then the Capital Notes will not be converted into ordinary shares of the Bank, and the preferred rights of the holders thereof will be maintained as against the rights of the shareholders of the Bank, of any kind. Commencing from the date on which the aforesaid notice is given, the Capital Notes will cease to bear interest and the Bank will not be at liberty to pay the principal of the Capital Notes or any part thereof by way of early redemption.

2.9.5 The conversion rate at which the Capital Notes will be converted into ordinary shares of the Bank will be determined by the Trustee at the end of the next 14 trading days the first of which is the first trading day following the day on which the notice of the Bank is given as provided in Paragraph 2.9.2 above. The determination of the conversion rate will be made based on the lowest of the conversion rates specified below, the value of the Capital Notes for conversion purposes being calculated to include principal, linkage increments and accrued interest (not including interest which was written off in accordance with the provisions of Paragraph 2.6 above) as they are on the date on which the Bank gives notice as provided in Paragraph 2.9.2 above:

(a) The shareholders' equity per share of the Bank, after discounting 20% therefrom. The shareholders' equity per share will be determined based on the latest Financial Statements of the Bank published prior to the determination of the conversion rate;

(b) The average of the closing prices fixed for the ordinary shares of the Bank on the Stock Exchange for 14 successive trading days the first of which is the first trading day following the day on which the notice of the Bank was given as aforesaid in Paragraph 2.9.2 above;

Notwithstanding the foregoing, the conversion rate to be determined will not exceed the rate of NIS 17 per share and will be not less than NIS 7·5 per share, the aforesaid rates being linked to the Base Index, and will be adjusted for the way they reflect corrections in price on account of distribution of bonus shares, subdivision or consolidation of capital, reduction of capital and the element of bonus on account of a rights issue executed during the life of the Capital Notes, but will not be adjusted for distribution of dividend. Where bonus shares are distributed by the Bank, the aforesaid adjustment will be made in such a way that the rights of the holders of the Capital Notes are preserved by increasing the number of shares arising from conversion to which the holders of the Capital Notes will be entitled upon the conversion thereof, by adding a number of shares to which the holders will be entitled by way of bonus shares, should the Capital Notes be converted on the determination date for the distribution of bonus shares. If the Bank offers to its shareholders securities by way of rights, then the aforesaid adjustment will be made in such a way that the number of shares arising from conversion is adjusted to the element of bonus by way of rights, as finds expression in the relationship between the price of the share on the Stock Exchange on the determination date and the underlying rate ex-rights.

The number of shares to which a holder entitled to shares is entitled will be the result of dividing the unpaid balance of the principal and interest (in addition to linkage increments) by the conversion rate to be determined, namely –

The unpaid balance of the principal and interest / the conversion rate = the resulting number of shares. According to the minimum share price determined as aforesaid and based on an issue of capital notes of up to NIS 1,000,000,000 nominal value, the maximum number of shares to which the holders would be entitled on account of the principal amount of the capital notes is NIS 1,000,000,000 / NIS 7·5 and in all some 133,333,334 shares,[4] and an additional quantity of shares reflecting interest of up to one year.

[4] The aforesaid number of shares is appropriate to raising capital notes of up to NIS 1,000,000,000 nominal value. Should additional capital notes of this series be issued over and above such nominal value, the number of shares would be correspondingly increased in proportion to the increase in the extent of the issue.

2.9.6 The Trustee will notify the Bank of the conversion rate determined by the Trustee as provided in Paragraph 2.9.5 above, and the Bank will publish an immediate report thereon.

2.9.7 It is clarified and emphasized that the conversion of the Capital Notes into ordinary shares of the Bank as provided in Paragraph 2.9 above constitutes an integral part of the terms and conditions of the Capital Notes and accordingly it will not be a breach of any term or condition of the Capital Notes and/or of the Trust Deed, and in no way would it give grounds for any claim or demand against the Bank on the part of the Trustee and/or on the part of the holders of the Capital Notes, and no prior consent would be required as aforesaid on the part of the Trustee and/or the holders for conversion and each one of the holders of the Capital Notes shall be deemed to have consented to the conversion of the Capital Notes held by it into ordinary shares as provided in this Paragraph 2.9 above. No change will occur in the provisions of the Trust Deed, including the provisions thereof pertaining to the conversion of the Capital Notes into shares as provided in this Paragraph 2.9 above, as a result of the Capital Notes, or any portion thereof, ceasing to be deemed Tier I capital of the Bank, for whatever reason.

2.10 Terms of Repayment

2.10.1 The Capital Notes are not secured by any charge on the assets of the Bank or by any other security.

2.10.2 The obligations of the Bank for payment of the principal and the interest of the Capital Notes will have the same priority as the Subordinated Capital Notes (Series B) issued by the Bank, i.e. the obligations of the Bank for payment of the principal and the interest of the Capital Notes will be subordinated to all of the other obligations of the Bank to creditors of any kind whatsoever, including towards the holders of subordinated notes issued or which may be issued in the future by the Bank and/or its subsidiary companies (including the holders of Subordinated Capital Notes (Series A) which are recognized by the Supervisor of Banks as Upper Tier II capital instruments), but excluding towards the holders of Subordinated Capital Notes (Series B), and will have priority only over the rights of the shareholders to participate in the distribution of the surplus assets of the Bank in a winding-up thereof. The obligations of the Bank for payment of principal of the Capital Notes and the interest thereon will rank pari passu with the Subordinated Capital Notes (Series B) and additional notes and/or securities issued and/or which may be issued by the Bank or by its subsidiary companies which have been and/or may be approved by the Supervisor of Banks as Tier I capital instruments.

2.11 Manner of Execution of Payments to Holders of Subordinated Capital Notes (Series C)

2.11.1 Each payment under the Capital Notes to a person entitled thereto will be made by bank transfer to the credit of his bank account which is specified in the details provided by him in writing to the Bank in good time as the account to the credit of which the payments under the Capital Notes are to be made.

2.11.2 If the entitled person as aforesaid does not provide in good time to the Bank the details of his bank account, to the credit of which payments under the Capital Notes are to be made, each such payment will be made by cheque to be dispatched by registered mail to his last recorded address in the register of holders of Capital Notes. Dispatching a cheque to the entitled person by registered mail as aforesaid will be deemed for all intents and purposes as payment of the amount stated therein on the date of its dispatch by mail as aforesaid provided that it is paid upon being duly presented for collection.

2.11.3 A holder who desires to notify the Bank the details of the bank account to be credited with payments under the Capital Notes as aforesaid, or to change the details of such account or his address, as the case may be, may do so by notice in writing to be sent by registered mail to the Bank, but the Bank will act upon his notice only with respect to payments the determination date for payment thereof falls due after the end of 10 (ten) days from the date on which his notice reached its registered office.

2.11.4 Any amount due to a holder of a Capital Note not actually paid for any reason independent of the Bank, though the Bank was willing to pay same, will cease to bear interest from the date fixed for the payment thereof and the holder of the Capital Note will be entitled only to such amounts to which he was entitled on the date fixed for making such payment on account of the interest.

2.11.5 The Bank will deposit with the Trustee, not later than 14 business days following the date fixed for such payment, the amount of the payment which was not paid for any reason independent of the Bank, and such deposit will be deemed to discharge such amount, and in case of discharge of all which is due on account of the Capital Note will also be deemed to be redemption of the Note. The Trustee will deposit with a banking corporation, at its discretion, any such amount, in favour of such account holders and will invest same in Shekel deposits and/or securities of the State of Israel and/or other securities which the laws of the State of Israel shall allow monies held in trust to be invested in, all of which as the Trustee sees fit and subject to the provisions of the law. In doing so, the Trustee will owe to entitled persons on account of such payments only the proceeds obtained from the realization of the investments, after deduction of the expenses relative thereto. The Trustee will hold the aforesaid amounts and will invest them in

the aforesaid way until one year has passed from the final redemption date of the Capital Notes. After such date, the Trustee will transfer to the Bank the amounts held by it, including profits arising from the investment thereof, after deduction of its expenses and other expenses incurred in accordance with the provisions of the Trust Deed, in as much as any shall remain in its hands at such time. The Bank will hold such amounts in trust for the holders of the Capital Notes for one more year after the transfer thereof to the Bank by the Trustee, for the holders of the Capital Notes entitled to such amounts, and as regards the amounts transferred to the Bank by the Trustee as aforesaid the provisions of paragraph 2.4 will apply thereto, with all the necessary changes. The Bank will be at liberty to appropriate the funds, which have not been claimed from the Bank by the holder of the Capital Note at the end of two years from the final redemption date of the Capital Notes for any purpose.

2.11.6 The Trustee will transfer to each Capital Note holder in whose favour amounts and/or monies due to holders of the Capital Notes are deposited out of such monies so deposited, against presentation of such proofs as may be required by the Trustee to its complete satisfaction.

2.12 <u>The Bank's Right to Make Additional Issues and to Purchase</u>

2.12.1 The Bank reserves the right to, and may, without any need for the consent of the Trustee and/or the holder of the Subordinated Capital Notes (Series C), issue Additional Capital Notes at a different discount rate (lower or higher) than the discount rate of the Subordinated Capital Notes (Series C) which may be in circulation at such time (including as a result of an issue at a price which may reflect a different discount rate), up to a total amount of NIS 2,000,000,000. The Trustee undertakes to serve as trustee also for the holders of the Additional Capital Notes of Series C if any be issued as aforesaid. Following an increase of the Series where the discount rate of the Subordinated Capital Notes (Series C) arising from the enlargement of the series of the Subordinated Capital Notes (Series C) is higher than the discount rate which was set for the Subordinated Capital Notes (Series C) prior to the enlargement, there is liable to be deterioration in the position of the holders of the Subordinated Capital Notes (Series C), in view of the fact that the rate of tax deductible at source after the issue, from all of the Capital Notes, will be greater than the rate deductible at source prior to the issue. The Bank also reserves the right to issue directly or through subsidiary or investee companies, further issues of notes and/or debentures and/or subordinated capital notes and/or other instruments of indebtedness ranking in point of security in preference or inferior to the Capital Notes, or pari passu with them.

2.12.2 Subject to the receipt of prior approval from the Supervisor of Banks, in so far as may be required, the Bank reserves the right to purchase on the open market at any time, directly or through a corporation and/or corporations on its behalf, Capital Notes of Series C at any price it deems fit, without

prejudice to the repayment obligation of the Capital Notes. In case of any such purchase by the Bank, directly or through a corporation and/or corporations on its behalf, the Bank will give notification thereof in an immediate report and will pass a copy thereof to the Trustee. The Bank may not reissue Capital Notes purchased by it, directly or through a corporation and/or corporations on its behalf, as provided above. The Capital Notes purchased by the Bank, directly or through a corporation and/or corporations on its behalf, will be cancelled.

2.13 <u>Transfer of the Capital Notes</u>

Transfer of the Capital Notes will be subject to all of the conditions listed below:

2.13.1 The Capital Notes will be transferable only to some one who counts as an "investor" as defined in the First Schedule of the Securities Law for the purpose of Section 15 A(b)(1).

2.13.2 The Capital Notes are transferable with respect to any nominal amount provided it is multiple of NIS 100. Any transfer of the Capital Notes will be effected according to a deed of transfer in the usual form duly signed by the registered holder or his legal representatives, which will be delivered to the Bank at its registered office, attaching thereto the certificates of the Capital Notes being transferred thereby, and any other proof which may be required by the managers of the Bank for establishing the rights of the transferor to transfer same. If any stamp tax or any other compulsory payment applies to a deed of transfer of Capital Notes, there will be delivered to the Bank together therewith such proofs of payment thereof to the satisfaction of the managers of the Bank.

2.13.3 The Articles of Association of the Bank, which apply to the transfer and transmission of shares will apply, with the necessary changes as the case may be, to the transfer and transmission of the Capital Notes.

2.13.4 In the event of any transfer of a Capital Note with reference to only a part of its nominal value, the certificate relative thereto should first be split into a number of certificates of Capital Notes as required and in such a way that the total of the amounts of the principal specified therein are equal to the nominal value of the aforesaid certificate of the Capital Note.

2.13.5 Upon the fulfillment of all of these conditions the transfer will be recorded in the register of holders of the Capital Notes.

2.14 The shares arising from the conversion of the Capital Notes are in all respects equal in point of rights to the existing issued and paid up ordinary shares of the Company of NIS 1 nominal value.

If and to the extent that the Capital Notes are converted, the Capital Notes converted will be taken out of circulation on the date of their conversion and will be absolutely

void from the date of the allotment of the conversion shares on account thereof, with retroactive effect from the conversion date, and will not confer any right on the holders thereof, including any right to receive any principal and/or interest after the conversion date.

2.15 Assuming the conversion of all the Capital Notes referred to herein into shares of the Company, they constitute some 14% of the issued and paid up share capital of the Company and of the voting rights therein, prior to effecting the Private Issue (and prior to conversion as aforesaid), some 12% of the issued and paid up share capital of the Company and the voting rights therein after effecting the Private Issue (and after conversion as aforesaid) and some 10% of the issued and paid up share capital of the Company and the voting rights therein after effecting the Private Issue and on a fully diluted basis.

2.16 The Capital Notes were issued at their par value and without any discount.

3. The price of one ordinary share of NIS 1 nominal value of the Company on the Stock Exchange on 4th November, 2007 (the trading day immediately preceding the date of publication of this report) was NIS 21.06

4. **The Economic Value of the Capital Notes**

In view of the fact that the Capital Notes are convertible upon the occurrence of certain events, as set forth in Paragraph 2.9 hereof, which are not subject to the discretion of the holders thereof and/or to the discretion of the Company, as of the date hereof, the date on which it is expected to effect a forced conversion, if or whether at all the Capital Notes will be converted into shares, and/or the probability of such a conversion being effected, cannot be anticipated.

Moreover, in view of the low probability in the estimation of the Company on the date hereof that such an event would occur, even if it were possible to gauge the fair value of the capital component, in the estimation of the Company, the naive value of each NIS 1 nominal value of Capital Note offered to the offerees amounts to the sum of NIS 1.

5. **The Issued and Paid Up Share Capital of the Company and the Quantity and the Percentage of the Holdings of the Interested Parties, the Offerees and the Public of the Securities of the Company**[5]

To the best of the Company's knowledge, the holdings of the interested parties in the Company, the offerees, and the public of the securities of the Company, shortly before effecting the Private Issue and immediately thereafter are as follows:

[5] For further particulars concerning the holdings of the interested parties in the Company see the Report on the Table of Holdings of Interested Parties in the Company of 4th November, 2007 (Reference 432514-01-2007) and the Annual Report of the Company (Reference - 342284-01-2007).

Name	Before the Issue [1]			After the Issue	
	Ordinary Shares	Percentage of Capital and Voting, Undiluted	Percentage of Capital and Voting, Upon Exercise of all the Option Warrants [2]	Percentage of Capital and Voting, Upon Conversion of the Capital Notes (Series C) [3]	Percentage of Capital and Voting, Fully Diluted [4]
Arison Holdings (1998) Ltd.	261,731,308	20.76	20.50	18.27	14.84
Management clients of Alliance Bernstein, AXA IM, and their respective affiliates	94,504,026	7.50	7.40	6.60	5.36
Israel Salt Industries Ltd.	75,764,441	6.01	5.93	5.29	4.30
Zvi Ziv	17,088	0.0014	0.0013	0.0012	0.0010
Joseph Dauber	16,530	0.0013	0.0013	0.0012	0.0009
Public (including the offerees)	828,684,107	65.73	66.16	69.84	75.50
Total	1,260,717,500	100	100	100	100

(1) The stated holdings are correct also after the Issue (without any conversion and without any dilution), in view of the fact that the offered securities do not include shares.

(2) Assuming the exercise of 15,961,041 option warrants issued by the Company for 15,961,041 shares of the Company.

(3) Ignoring conversion of additional securities which might be converted into shares in similar cases.

(4) Assuming the exercise of 15,961,041 option warrants issued by the Company for 15,961,041 shares of the Company, the forced conversion of the 676,000,000 Subordinated Capital Notes (Series A) into 153,716,346 shares of the Company (at the lowest relevant conversion rate), of the 459,400,000 Subordinated Capital Notes (Series B) into 160,897,436 shares of the Company (at the lowest relevant conversion rate) and of the Subordinated Capital Notes (Series C) referred to herein into 171,900,000 shares of the Company (at the lowest relevant conversion rate).

6. The Consideration for the Offered Capital Notes, the Consideration for Realization and the Way in which Such Consideration Is Determined

6.1 The Capital Notes are allotted to the offerees in consideration of the sum of NIS 1 for each NIS 1nominal value of Capital Note, in cash and for a total consideration of NIS 900,000,000. The initial rate of interest per annum which the Capital Notes will bear, which has been set by calling for tenders, is 5·75%.

The principal of the Capital Notes, in whole or in part (and the increments of interest and linkage accrued thereon), is convertible into ordinary shares only in the cases specified in Paragraph 2.9 hereof.

6.2 The remittance of the proceeds of the Private Issue of the Company was set for 18th November, 2007. The allotment date of the offered securities will occur shortly after receipt of the Stock Exchange approval of the listing for trade of the shares arising from the conversion of the Capital Notes, as provided in Paragraph 9.3 hereof.

7. Personal Interest of a Material Shareholder or Office Holder of the Company

To the best of the Company's knowledge, there is no material shareholder or office holder of the Company with a personal interest in the offer referred to herein.

8. Agreements Between the Offerees and Other Shareholders

To the best of the Company's knowledge, and based on the declaration of the offerees, there are no written or oral agreements between the offerees and any other holder of shares in the Company or between themselves or between them and others pertaining to the acquisition or sale of securities of the Company or pertaining to voting rights in the Company, except as specified herein.

9. Approvals Required

9.1 On 29th October, 2007 the Board of Directors of the Company approved the execution of the Private Issue to the offerees.

9.2 Approval of the Supervisor of Banks – on 29th October, 2007 the approval of the Supervisor of Banks was granted according to which the Subordinated Capital Notes (Series C) to be issued for a total amount of up to NIS 2,000,000,000 will be approved as hybrid capital instruments, and will be recognized as part of the Tier I capital of the Bank, as defined in the Proper Conduct of Banking Business Regulations 311 – "Minimum Capital Ratio". The approval of the Supervisor is contingent upon neither the Capital Notes being nor becoming charged to the Bank nor to its subsidiary companies. Moreover, in accordance with the aforesaid approval, the Bank is required to notify the Supervisor of any actual issue of the capital instruments in the aforesaid Series, and to specify in such notice the date of the issue, the amount thereof and the interest which has been determined, all within a week of the date of the issue. As of the date hereof, the Bank is in compliance with the aforesaid conditions.

9.3 The allotment of the Capital Notes to the offerees under the offer is contingent upon receiving approval in principal of the Stock Exchange for the listing for trade on the Stock Exchange of the shares arising from the conversion of the offered Capital Notes, as set forth in Paragraph 2.9 above.

10. Prevention of or Restriction on Effecting Transactions in the Offered Securities

10.1 In accordance with the provisions of the Securities Law, 5728-1968 and Regulation 5 of the Securities (Particulars for the Purpose of Sections 15A to 15C of the Law) Regulations, 5760-2000, restrictions apply to the resale of shares arising from the conversion of the offered securities, as follows;

10.1.1 For the duration of a period of six (6) months from the allotment date, the controlling parties may not offer the shares arising from the conversion of the Capital Notes in the course of trading on the Stock Exchange, without

publishing a prospectus the publication of which the Securities Authority has approved.

10.1.2 For the duration of a period of six (6) successive quarters after the aforesaid periods are over, the offerees may offer in the course of trading on the Stock Exchange without publishing a prospectus the publication of which the Authority has approved, on any trading day on the Stock Exchange, no more than the daily average of the volume of trade on the Stock Exchange of the shares arising from the conversion of the Capital Notes, for the period of eight weeks which preceded the date of the Private Issue, provided that the total quantity offered during each quarter does not exceed 1% of the issued and paid up capital of the Company, as of the date of Private Issue. For this purpose "issued and paid up capital" does not include shares arising from the realization or conversion of convertible securities allotted up to the date of the Private Issue not yet realized or converted.

10.2 The aforesaid applies also to securities purchased in the course of all of the aforesaid periods, other than in accordance with a prospectus and other than in the course of trading on the Stock Exchange, from the offeror or from a corporation controlled by the Company, and to securities arising from the realization or conversion of securities allotted.

11. Allotment Date of the Capital Notes to the Offerees

The allotment date of the Capital Notes to the offerees in accordance with the Private Issue is shortly after receipt of approval in principle of the Stock Exchange to the listing for trading on the Stock Exchange of the shares arising from the conversion of the Capital Notes.

12. Giving Instructions by the Authority or an Employee Authorized by It

Within twenty one days from the date of filing this Immediate Report the Securities Authority may instruct the Company to give, within the time which it may set, any explanation, particulars, information and documents pertaining to the offer referred to herein and to instruct the Company as to the amendment hereof, in the manner and within the time it may set, "the Securities Authority" for the purpose of this Paragraph means the Securities Authority or an employee of the Securities Authority which the latter has authorized in that regard.

13. This report may be inspected at the offices of the Company at 63 Yehuda Halevy Street, Tel Aviv, by prior appointment by phoning 03-567 3333

14. Company's Representative for Dealing with the Report

The Company's representative for dealing with this Immediate Report are Advocates Erez Altit and Gil Barak of the office of Goldfarb, Levi, Eran, Meir & Co., Advocates, of 2 Weizmann Street, Tel-Aviv, Telephone: 03-608 9898; Fax: 03-608 9813.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen Senior Deputy Managing Director	**Dan Koller** Manager, ALM Division

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: November 18, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. ("**the Bank**") is pleased to advise as follows:

Further to the reports of the Bank of September 23rd, 2007 and November 5th, 2007, in order for the Subordinated Capital Notes (Series C) ("**the Capital Notes**") to be listed for trading on the computerized trading system for institutional investors of the Tel-Aviv Stock Exchange Ltd., it was required of the Bank to amend the Trust Deed, in order to clarify therein that the conversion of the unpaid balance of the principal and interest of the Capital Notes into ordinary shares of the Bank in accordance with the terms and conditions of the Capital Notes will be effected in accordance with the guidelines of the Supervisor of Banks for the recognition of the Subordinated Capital Notes as Tier I hybrid capital of the Bank, and that allotment of shares in lieu of written-off interest payments in accordance with the terms of the Capital Notes will be effected in accordance with the authorization of the Supervisor of Banks.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen	**Dan Koller**
Senior Deputy Managing Director	Manager, ALM Division

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 3

Transmission date: 22/11/2007
Reference: 2007-01-451831

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ● On 20/11/2007
- ○ From _______ until _______

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Private Issue of Subordinated Capital Notes (Series "C")

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
20/11/2007	*Other Private Issue of Subordinated Capital Notes (Series "C")*	*Poalim Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes*	*6620280*	*890,400,000*	*Yes*
20/11/2007	*Other Private Issue of Subordinated Capital Notes (Series "C")*	*Poalim Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes*	*6620280*	*9,600,000*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,260,717,500	1,260,717,500

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620223	*Employees Options 2004*	*Option*		*3,876,762*	*3,876,762*	*No*
6620231	*Employees Options 2005*	*Option*		*3,912,152*	*3,912,152*	*No*
6620249	*Employees Options 2006*	*Option*		*3,981,146*	*3,981,146*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*48,918*	*48,918*	*No*
6620264	*Employees Options 2007*	*Option*		*4,064,129*	*4,064,129*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*70,560*	*70,560*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook
book_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 21 November 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings
Nominee Company of Bank Hapoalim B.M	929,551,957	73.7320
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.	255,354,390	20.2547
Total	255,354,390	20.2547
B. Free Shares		
Arison Holdings (1998) Ltd.	73,330	0.0058
Israel Salt Industries Ltd.	75,664,441	6.0017
Total	75,737,771	6.0075
Savion Tal	35,800	0.0028
Tzitzian Avraham	31,680	0.0025
Don Maxwell	2,450	0.0002
Vardi Rachel	780	0.0001
Agmon Eliyahu	700	0.0001
Barkner Albert	603	0.0000
Kikov Esther	568	0.0000
Levi Victoria	544	0.0000
Geva Ariyeh	100	0.0000
Pentzer Nathan	75	0.0000
Zachs Eran	40	0.0000
Newman David	10	0.0000
Yehuda Bar Lev	10	0.0000
Aaron Elias	10	0.0000
Kelev Victoria	5	0.0000
AMM G. Investments & Financials Ltd.	2	0.0000
Livnat Raz	1	0.0000
Zektzer Ram	1	0.0000
Kramer Moshe	1	0.0000
Erez Tal	1	0.0000
Feldman Avi	1	0.0000
	1,260,717,500	100.0000

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1-6**	**671,000,000**
The Provident Fund of Bank Leumi Staff	**7**	**5,000,000**
Total Capital		**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1**	**459,400,000**
Total Capital		**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1**	**890,400,000**
Yoav Kaplan	**2**	**6,000,000**
S.D.S.Z. Investments Ltd.	**3**	**3,600,000**
Total Capital		**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
G.L.E. 102 Trusts	9, 14, 82	3,876,762
Total Capital		3,876,762

List of Holders of Employees Options 2005 6620231

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
G.L.E. 102 Trusts	**4, 66**	**3,912,152**
Total Capital		**3,912,152**

List of Holders of Employees Options 2006 6620249

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
G.L.E. 102 Trusts	**2, 40**	**3,981,146**
Total Capital		**3,981,146**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
G.L.E. 102 Trusts	2, 24	48,918
Total Capital		48,918

List of Holders of Employees Options 2007 6620264

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
G.L.E. 102 Trusts	19	4,064,129
Total Capital		4,064,129

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 20/11/2007

	Certificate No.	Quantity of Capital Notes
G.L.E. 102 Trusts	15	70,560
Total Capital		70,560

Schedule 4

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/12/2007
Reference: 2007-01-472075

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *07/12/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,607,726	7.50	7.50	7.41	7.41

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,936,126*
Change in Quantity of Securities: *-328,400*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,950,410 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

END